Exhibit 99.3
Form of Release to Stock Exchanges

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2020 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2020	2020	2019	2020	2019	2020
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue from operations	24,570	23,665	22,629	48,234	44,432	90,791
Other income, net	570	475	626	1,046	1,362	2,803
Total Income	25,140	24,140	23,255	49,280	45,794	93,594
Expenses
Employee benefit expenses	13,400	13,604	12,675	27,004	24,977	50,887
Cost of technical sub-contractors	1,634	1,626	1,651	3,260	3,291	6,714
Travel expenses	151	116	599	267	1,427	2,710
Cost of software packages and others	1,108	893	680	2,001	1,296	2,703
Communication expenses	162	163	129	324	256	528
Consultancy and professional charges	286	262	341	548	631	1,326
Depreciation and amortisation expenses	855	756	727	1,611	1,408	2,893
Finance cost	48	48	42	96	82	170
Other expenses	746	880	915	1,626	1,763	3,656
Total expenses	18,390	18,348	17,759	36,737	35,131	71,587
Profit before tax	6,750	5,792	5,496	12,543	10,663	22,007
Tax expense:
Current tax	1,763	1,321	1,488	3,084	2,947	5,775
Deferred tax	129	199	(29)	328	(123)	(407)
Profit for the period	4,858	4,272	4,037	9,131	7,839	16,639
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	7	147	(22)	154	(39)	(180)
Equity instruments through other comprehensive income, net	(5)	(1)	2	(6)	5	(33)
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	27	(6)	17	21	(7)	(36)
Exchange differences on translation of foreign operations	21	164	(35)	185	(10)	378
Fair value changes on investments, net	(45)	54	2	9	18	22
Total other comprehensive income/(loss), net of tax	5	358	(36)	363	(33)	151
Total comprehensive income for the period	4,863	4,630	4,001	9,494	7,806	16,790
Profit attributable to:
Owners of the company	4,845	4,233	4,019	9,078	7,817	16,594
Non-controlling interest	13	39	18	53	22	45
	4,858	4,272	4,037	9,131	7,839	16,639
Total comprehensive income attributable to:
Owners of the company	4,847	4,586	3,984	9,434	7,782	16,732
Non-controlling interest	16	44	17	60	24	58
	4,863	4,630	4,001	9,494	7,806	16,790
Paid up share capital (par value 5/- each, fully paid)	2,123	2,122	2,121	2,123	2,121	2,122
Other equity*#	63,328	63,328	62,778	63,328	62,778	63,328
Earnings per equity share (par value 5/- each)**
Basic ()	11.42	9.98	9.46	21.40	18.28	38.97
Diluted ()	11.40	9.97	9.44	21.37	18.25	38.91

*	Balances for the quarter and half year ended September 30, 2020 and quarter ended June 30, 2020 represents balances as per the audited Balance Sheet for the year ended March 31, 2020 and balances for the quarter and half year ended September 30, 2019 represents balances as per the audited Balance Sheet for the year ended March 31, 2019 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015

**	EPS is not annualized for the quarter and half year ended September 30, 2020, quarter ended June 30, 2020 and quarter and half year ended September 30, 2019.

#	Excludes non-controlling interest

1. Notes pertaining to the current quarter

a)	The audited interim condensed consolidated financial statements for the quarter and half-year ended September 30, 2020 have been taken on record by the Board of Directors at its meeting held on October 14, 2020. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. These interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)	Estimation of uncertainties relating to the global health pandemic from COVID-19 ( COVID-19):

The Group has considered the possible effects that may result from COVID-19 in the preparation of these interim condensed consolidated financial statements including the recoverability of carrying amounts of financial and non financial assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of COVID-19, the Group has, at the date of approval of these condensed financial statements, used internal and external sources of information including credit reports and related information and economic forecasts and expects that the carrying amount of these assets will be recovered. The impact of COVID-19 on the Group's financial statements may differ from that estimated as at the date of approval of these interim condensed consolidated financial statements.

c)	Acquisitions

Kaleidoscope Animations, Inc. :

On October 9, 2020, Infosys Nova Holdings LLC (a wholly owned subsidiary of Infosys Limited) acquired 100% of voting interests in Kaleidoscope Animations, Inc. a US based Product Design and Development firm, for a total consideration of up to $ 42 million (approximately 310 crore), comprising of cash consideration, contingent consideration and retention payouts, payable to the employees of Kaleidoscope Animations, Inc over the next three years, subject to their continuous employment with the group along with achievement of set targets for respective years. The payment of contingent consideration to sellers of Kaleidoscope Animations, Inc is dependent upon the achievement of certain financial targets by Kaleidoscope Animations, Inc.

GuideVision s.r.o :

On October 1, 2020, Infy Consulting Company Limited (Wholly-owned subsidiary of Infosys Consulting Holding AG) acquired 100% of voting interests in GuideVision s.r.o , a ServiceNow Elite Partners in Europe for a total consideration of up to Euro 30 million (approximately 259 crore), comprising of cash consideration, contingent consideration and retention payouts payable to the employees of GuideVision s.r.o over the next three years, subject to their continuous employment with the group. The payment of contingent consideration to sellers of GuideVision s.r.o is dependent upon the achievement of certain financial targets by GuideVision s.r.o.

d)	Proposed Acquisition:

On October 8, 2020 Infosys Nova Holdings LLC (a wholly owned subsidiary of Infosys Limited) entered into a definitive agreement to acquire Blue Acorn iCi, a US based Adobe platinum partner and a digital customer experience company, for a total consideration of up to $125 million (approximately 922 crore) including bonuses, subject to fulfillment of customary closing conditions.

e)	Business transfer - Kallidus Inc. and Skava Systems Private Limited:

On October 11, 2019, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with its wholly-owned subsidiaries, Kallidus Inc. and Skava Systems Private Limited (together referred to as “Skava”), to transfer the business of Skava to Infosys Limited, subject to securing the requisite regulatory approvals for a consideration based on an independent valuation. Subsequently on August 15, 2020 , the company entered into a business transfer agreement to transfer the business of Kallidus Inc. and Skava Systems Private Limited for a consideration of 171 crore and 66 crore respectively.

The transaction was between a holding company and a wholly owned subsidiary and therefore was accounted for at carrying values and did not have any impact on the consolidated financial statements.

f)	Employee stock grants

On recommendation of the Nomination and Remuneration Committee, the Board on October 14, 2020 approved the grant of 33,900 RSUs to certain eligible employees under the 2015 Plan. The grant date for these RSUs is November 1, 2020. The RSUs would vest over a period of three to four years and the exercise price of RSUs will be equal to the par value of the share.

g)	On the matters pertaining to the whistle blower allegations, previously disclosed by the Company on October 22, 2019, the Company has responded to all the inquires received from the Indian regulatory authorities. The Company submitted its last response on May 15, 2020.

h)	The Code on Social Security, 2020 (‘Code’) relating to employee benefits during employment and post-employment benefits received Presidential assent in September 2020. The Code has been published in the Gazette of India. However, the date on which the Code will come into effect has not been notified. The Company will assess the impact of the Code when it comes into effect and will record any related impact in the period the Code becomes effective.

2.	Information on dividends for the quarter and half year ended September 30, 2020

The Board of Directors declared an interim dividend of 12/- per equity share. The record date for the payment is October 26, 2020.The interim dividend will be paid on November 11, 2020. The interim dividend declared in the previous year was 8/- per equity share.

 (in )

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2020	2020	2019	2020	2019	2020
Dividend per share (par value 5/- each)
Interim dividend	12.00	–	8.00	12.00	8.00	8.00
Final dividend	–	–	–	–	–	9.50

3. Audited Consolidated Balance Sheet

(in crore)

Particulars	As at
	September 30, 2020	March 31, 2020
ASSETS
Non-current assets
Property, plant and equipment	12,332	12,435
Right of use assets	4,195	4,168
Capital work-in-progress	1,216	954
Goodwill	5,360	5,286
Other Intangible assets	1,752	1,900
Financial assets
Investments	7,754	4,137
Loans	23	21
Other financial assets	642	737
Deferred tax assets (net)	1,305	1,744
Income tax assets (net)	5,402	5,384
Other non-current assets	1,272	1,426
Total non-current assets	41,253	38,192
Current assets
Financial assets
Investments	3,600	4,655
Trade receivables	17,930	18,487
Cash and cash equivalents	22,411	18,649
Loans	130	239
Other financial assets	6,359	5,457
Income tax assets (net)	–	7
Other current assets	6,895	7,082
Total current assets	57,325	54,576
Total Assets	98,578	92,768
EQUITY AND LIABILITIES
Equity
Equity share capital	2,123	2,122
Other equity	68,877	63,328
Total equity attributable to equity holders of the Company	71,000	65,450
Non-controlling interests	434	394
Total equity	71,434	65,844
Liabilities
Non-current liabilities
Financial liabilities
Lease liabilities	4,068	4,014
Other financial liabilities	805	807
Deferred tax liabilities (net)	863	968
Other non-current liabilities	722	279
Total non-current liabilities	6,458	6,068
Current liabilities
Financial liabilities
Trade payables	2,375	2,852
Lease liabilities	647	619
Other financial liabilities	10,060	10,481
Other Current Liabilities	5,325	4,842
Provisions	686	572
Income tax liabilities (net)	1,593	1,490
Total current liabilities	20,686	20,856
Total equity and liabilities	98,578	92,768

The disclosure is an extract of the audited Consolidated Balance Sheet as at September 30, 2020 and March 31, 2020 prepared in compliance with the Indian Accounting Standards (Ind-AS).

4. Audited Consolidated Statement of Cash Flows

(in crore)

Particulars	Half-year ended September 30,
	2020	2019
Cash flow from operating activities
Profit for the period	9,131	7,839
Adjustments to reconcile net profit to net cash provided by operating activities:
Income tax expense	3,412	2,824
Depreciation and amortization	1,611	1,408
Interest and dividend income	(804)	(861)
Finance cost	96	82
Impairment loss recognized / (reversed) under expected credit loss model	159	82
Exchange differences on translation of assets and liabilities	(7)	54
Stock compensation expense	174	119
Other adjustments	(60)	(102)
Changes in assets and liabilities
Trade receivables and unbilled revenue	(67)	(1,578)
Loans, other financial assets and other assets	415	410
Trade payables	(477)	(1,071)
Other financial liabilities, other liabilities and provisions	773	930
Cash generated from operations	14,356	10,136
Income taxes paid	(2,987)	(2,705)
Net cash generated by operating activities	11,369	7,431
Cash flows from investing activities
Expenditure on property, plant and equipment and intangibles	(1,306)	(1,891)
Loans to employees	–	5
Deposits placed with corporation	(133)	(7)
Interest and dividend received	708	841
Payment towards acquisition of business, net of cash acquired	–	(511)
Payment of contingent consideration pertaining to acquisition of business	(150)	–
Redemption of escrow pertaining to Buyback	–	257
Other receipts	25	23
Payments to acquire Investments
Preference, equity securities and others	–	(41)
Tax free bonds and government bonds	–	(19)
Liquid mutual funds and fixed maturity plan securities	(11,960)	(18,295)
Non convertible debentures	(829)	(52)
Government securities	(4,664)	(1,561)
Others	(1)	(16)
Proceeds on sale of financial assets
Tax free bonds and government bonds	–	18
Non-convertible debentures	720	1,383
Government securities	1,529	1,170
Commercial paper	–	500
Certificates of deposit	900	1,995
Liquid mutual funds and fixed maturity plan securities	11,850	18,946
Preference and equity securities	–	3
Others	22	10
Net cash (used in) / from investing activities	(3,289)	2,758
Cash flows from financing activities:
Payment of lease liabilities	(351)	(294)
Payment of dividends (including dividend distribution tax)	(4,031)	(5,422)
Payment of dividend to non-controlling interest of subsidiary	(20)	(33)
Shares issued on exercise of employee stock options	6	1
Buyback of equity shares including transaction cost	–	(7,478)
Net cash used in financing activities	(4,396)	(13,226)
Net increase / (decrease) in cash and cash equivalents	3,684	(3,037)
Cash and cash equivalents at the beginning of the period	18,649	19,568
Effect of exchange rate changes on cash and cash equivalents	78	(58)
Cash and cash equivalents at the end of the period	22,411	16,473
Supplementary information:
Restricted cash balance	404	375

The disclosure is an extract of the audited Consolidated Statement of Cash flows for the half year ended September 30, 2020 and September 30, 2019 prepared in compliance with Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting.

5. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-yearended September 30,		Year ended March 31,
	2020	2020	2019	2020	2019	2020
Revenue by business segment
Financial Services(1)	7,871	7,457	7,213	15,328	14,069	28,625
Retail(2)	3,651	3,391	3,448	7,043	6,883	14,035
Communication(3)	3,093	3,165	2,961	6,257	5,964	11,984
Energy, Utilities, Resources and Services	3,027	3,027	2,962	6,054	5,796	11,736
Manufacturing	2,241	2,256	2,291	4,497	4,390	9,131
Hi-Tech	2,244	2,063	1,713	4,307	3,392	6,972
Life Sciences(4)	1,672	1,575	1,454	3,246	2,795	5,837
All other segments(5)	771	731	587	1,502	1,143	2,471
Total	24,570	23,665	22,629	48,234	44,432	90,791
Less: Inter-segment revenue	–	–	–	–	–	–
Net revenue from operations	24,570	23,665	22,629	48,234	44,432	90,791
Segment profit before tax, depreciation and non-controlling interests:
Financial Services(1)	2,360	2,001	1,866	4,361	3,579	7,306
Retail(2)	1,300	1,048	1,038	2,349	2,070	4,212
Communication(3)	663	621	623	1,284	1,245	2,424
Energy, Utilities , Resources and Services	825	851	818	1,676	1,542	3,216
Manufacturing	655	506	509	1,160	922	2,059
Hi-Tech	669	598	392	1,268	762	1,604
Life Sciences(4)	565	476	392	1,039	670	1,431
All other segments(5)	46	20	7	67	12	64
Total	7,083	6,121	5,645	13,204	10,802	22,316
Less: Other Unallocable expenditure	855	756	733	1,611	1,419	2,942
Add: Unallocable other income	570	475	626	1,046	1,362	2,803
Less: Finance cost	48	48	42	96	82	170
Profit before tax and non-controlling interests	6,750	5,792	5,496	12,543	10,663	22,007

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Notes on segment information

Business segments

Based on the "management approach" as defined in Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

6. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2020	2020	2019	2020	2019	2020
Revenue from operations	21,046	20,325	19,666	41,372	38,797	79,047
Profit before tax	6,163	5,378	5,123	11,542	9,943	20,477
Profit for the period	4,497	4,008	3,829	8,505	7,398	15,543

The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the Stock Exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim standalone condensed financial statements as stated.

By order of the Board for Infosys Limited

Bengaluru, India October 14, 2020	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

The Board has also taken on record the condensed consolidated results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2020, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2020	2020	2019	2020	2019	2020
	Audited	Audited	Audited	Audited	Audited	Audited
Revenues	3,312	3,121	3,210	6,433	6,340	12,780
Cost of sales	2,125	2,071	2,140	4,196	4,261	8,552
Gross profit	1,187	1,050	1,070	2,237	2,079	4,228
Operating expenses	347	342	374	690	741	1,504
Operating profit	840	708	696	1,547	1,338	2,724
Other income, net	76	63	89	140	195	395
Finance cost	6	6	6	12	12	24
Profit before income taxes	910	765	779	1,675	1,521	3,095
Income tax expense	255	201	207	456	403	757
Net profit	655	564	572	1,219	1,118	2,338
Earnings per equity share *
Basic	0.15	0.13	0.13	0.29	0.26	0.55
Diluted	0.15	0.13	0.13	0.29	0.26	0.55
Total assets	13,363	13,037	12,021	13,363	12,021	12,260
Cash and cash equivalents and current investments	3,526	2,886	2,820	3,526	2,820	3,080

*	EPS is not annualized for the quarter and half year ended September 30, 2020, quarter ended June 30, 2020 and quarter and half year ended September 30, 2019.

Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2020. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Witholding tax on dividend

Shareholders may note that the Income Tax Act, 1961, (“the IT Act”) as amended by the Finance Act, 2020, mandates that dividends paid or distributed by a company after April 01, 2020 shall be taxable in the hands of shareholders. The Company shall therefore be required to deduct tax at source (TDS) at the time of making the payment of interim dividend declared by the Board at its meeting held on October 14, 2020. In order to enable us to determine the appropriate TDS rate as applicable, shareholders are requested to note the following;

1.	Shareholders holding shares in dematerialized mode, are requested to update their records such as tax residential status, permanent account number (PAN) and register their email addresses, mobile numbers and other details with their relevant depositories through their depository participants and shareholders holding shares in physical mode are requested to furnish details to the Company’s registrar and share transfer agent KFin Technologies Private Limited (formerly Karvy Fintech Private Limited),

2.	Shareholders are requested to communicate the changes if any to the documents already submitted such as Form 15G/Form 15H/Lower withholding tax certificate/tax exemption certificate/various Tax Forms of Non-residents for the Financial Year 2020-21 (i.e. during final dividend payout for the FY 2020). The portal will be made available from October 15, 2020 to October 28, 2020 for shareholders to upload the relevant tax documents. If there is no such communication received before the closure of portal (i.e October 28, 2020), the tax documents earlier submitted will be considered for the purpose of tax deduction at source as per tax law.

3.	Resident Shareholders who have not submitted the tax forms viz, Form 15 G /Form 15H /lower withholding tax certificate/Tax exemption certificate if any, may submit the same by logging into the shareholder portal on or before October 28, 2020.

4.	Non-resident shareholder who have not submitted the documents such as Tax residency certificate, Form 10F, No PE certificate, various declaration and who wish to avail the Treaty benefit, may submit the same by logging into the shareholder portal

5.	New shareholders are requested to go through the list of documents to be provided by each type of shareholders provided at the information page.

6.	The documents need to be uploaded on the portal on or before October 28, 2020. The instruction to access the portal will also be available in the information page. In this regard, no further communication from the shareholders shall be entertained post the said date (i.e., October 28, 2020).

7.	All the documents submitted by you will be verified by us and we will consider the same while deducting the appropriate taxes if they are in accordance with the provisions of the Income Tax Act, 1961.

Information at glance:

1.	Record date: October 26, 2020
2.	Shareholder portal will be open between: October 15, 2020 and October 28, 2020
3.	Information page & Shareholder portal link: https://www.infosys.com/investors/shareholder-services/dividend-tax.html
4.	Dividend Payment date: November 11, 2020

Standard TDS rates at glance:

1.	Resident Shareholders with valid PAN: 7.5%
2.	Resident Shareholders with invalid PAN: 20%
3.	Non- Resident Shareholder (other than ADR): 20% plus surcharge and cess.
4.	Non- Resident Shareholder with Treaty benefit subject to relevant tax forms: As per Tax Treaty Rate.